FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated September 2, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s Interim Report for the second quarter of 2009.

2.  Reconciliation of Core Earnings to Operating Profit for the six months ended June 30, 2009 and 2008 (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2009 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2009

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK: Interim Report 2

Record-high lending volumes in the first six months

First six month of 2009

•                  The volume of new customer financing amounted to Skr 58.3 billion (1H08: Skr 30.8 billion)

•                  The volume of outstanding offers for new credits amounted to Skr 72.5 billion (Y-e: Skr 27.4 billion)

•                  New borrowing amounted to Skr 48.4 billion (1H08: Skr 51.8 billion)

•                  Operating profit (IFRS) for the first half-year, including impairments, amounted to Skr 1,355.8 million (1H08: Skr 413.3 million)

•                  Adjusted operating profit (Core Earnings) for the first half-year, including impairments, amounted to Skr 918.0 million (1H08: Skr 381.2 million)

Second quarter of 2009

•                  Operating profit (IFRS) for the second quarter, including impairments, amounted to Skr 988.2 million (2Q08: Skr 299.0 million)

•                  Adjusted operating profit (Core Earnings) for the second quarter, including impairments, amounted to Skr 440.3 million (2Q08: Skr 247.9 million)

2009
For the period
01/01/09 — 30/06/09
Download the report at www.sek.se

Additional information about SEK, including
investor presentations and the Annual Report

for 2008, is available at www.sek.se
Economic information for the remainder of 2009:
November 30  Interim Report January-September

SEK’s assignment

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions for export and infrastructure on market terms.  SEK encourages the development of Swedish industry and engages in financial activities both at home and abroad. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

(Amounts (other than %) in mn)	April - June, 2009 Skr		Jan - March, 2009 Skr		Restated April - June, 2008 (a) Skr		Jan - June, 2009 USD (7)		Jan - June, 2009 Skr		Restated Jan - June, 2008 (a) Skr		Jan - Dec, 2008 Skr

Results
Operating profit (IFRS) (1)	988.2		367.6		299.0		176		1,355.8		413.3		185.2
Pre-tax return on equity (IFRS) (2)	38.0%		14.1%		25.9%		26.1%		26.1%		17.9%		3.9%
After-tax return on equity (IFRS) (2)	28.0%		10.4%		18.7%		19.2%		19.2%		12.9%		2.8%

Adjusted operating profit (Core Earnings) (3)	440.3		477.7		247.9		119		918.0		381.2		833.9
Pre-tax return on equity (Core Earnings) (2)	16.4%		17.8%		21.7%		17.1%		17.1%		16.7%		17.5%
After-tax return on equity (Core Earnings) (2)	12.1%		13.1%		15.6%		12.6%		12.6%		12.0%		12.6%

Customer operations
New customer financing (4)	36,466		21,829		13,565		7,583		58,295		30,764		64,890
of which offers for new credits accepted by borrowers	36,316		21,268		13,348		7,491		57,584		30,537		63,591
Credits, outstanding and undisbursed (4),(5)	202,392		187,873		141,305		26,327		202,392		141,305		180,109

Borrowing
New long-term borrowings (6)	31,856		16,552		22,740		6,071		48,408		51,781		86,136
Outstanding senior debt	316,187		320,516		270,867		41,130		316,187		270,867		309,468
Outstanding subordinated debt	3,462		4,079		2,856		450		3,462		2,856		3,324

Total assets	367,397		383,734		299,553		47,791		367,397		299,553		370,014

Capital
Capital adequacy ratio, including Basel I based additional requirements	18.9	%(9)	17,5	%(9)	9.8	%(9)	18.9	%(9)	18.9	%(9)	9.8	%(9)	15.5	%(9)
Capital adequacy ratio, excluding Basel I based additional requirements	22.4	%(8)	20,5	%(8)	15,7	%(8)	22.4	%(8)	22.4	%(8)	15,7	%(8)	21.4	%(8)
Adjusted capital ratio adequacy, excluding Basel I based additional requirements	23.3	%(8)	21,4	%(8)	13,2	%(8)	23.3	%(8)	23.3	%(8)	13,2	%(8)	22.3	%(8)

(a) See Note 1.

Information regarding the calculation of the measures presented in the Financial Highlights is provided in the notes on the last page of the main body of this report below.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at June 30 or December 31, as the case may be, and in matters of flows, amounts refer to the three or six-month period ended on June 30 or to twelve-month period which ended on December 31, as the case may be. Amounts within parentheses refer to the same date, in matters concerning positions, and the same period, in matters of flows, of the preceding year. AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

Financing for the benefit of Swedish exporters

Demand for long-term financing continued at a record-high level in the second quarter. SEK’s role as a secure provider of long-term financing for Sweden’s export industry has been key to the business of many Swedish exporters. This enables us to be of great benefit in maintaining the Swedish export industries international competitiveness and sustaining the flow of export deals. SEK’s lending volumes have never been so high. The volume of new customer financing amounted to Skr 58.3 billion in the first half of the year and the outstanding volume of offers increased by Skr 45.1 billion to Skr 72.5 billion. SEK’s well-functioning funding operations and the strengthening of our lending capacity that the Swedish parliament and government established at the end of 2008 have enabled us to meet the significant increase in demand.

The high lending volumes also show how important it is that the export industry has access to a stable financial institution like SEK due to the industry’s significance for the Swedish economy. It is primarily during turbulent times that reliable access to financing solutions becomes an important competitive advantage that can really make the difference for a company or an entire industry.

During the first six months of 2009 the state credit system, known as the CIRR system, has been very important for Swedish exporters as it provides exporters’ customers with access to credits. The difficult market situation has made the CIRR system advantageous for exporters, and the system has consequently made a strong contribution to the success of Swedish exports.

The great benefit that we are providing for Swedish exports, our record-high lending volumes and our successful borrowing are all contributing to SEK’s very good performance. Operating profit (IFRS) amounted to Skr 1,355.8 million for the first six months of the year, an increase of Skr 942.5 million over the same period in 2008. Adjusted operating profit (Core Earnings) amounted to Skr 918.0 million, compared with Skr 381.2 million for the first half of 2008. The increased capital, and the resulting increase in lending capacity, that SEK received at the end of 2008 has quickly shown a good return.

Peter Yngwe
President

Numerous transactions and high lending volumes

Demand for long-term financing from the Swedish export industry remains very strong and SEK is now one of the most important providers of financing for Swedish exports. The volume of new customer financing during the first six months of 2009 increased by 89 percent compared to the first half of 2008.

In the first half of 2009 SEK carried out a large number of transactions, and lending volumes increased significantly. The volume of new customer financing during the first six months of the year amounted to Skr 58.3 billion, which is Skr 27.5 billion more than in the same period of 2008 and SEK’s highest ever level for a half-year period. In addition, transactions for the period had slightly longer maturities than for the same period in 2008. The volume of new customer financing in the second quarter increased by 168 percent compared with the second quarter of 2008. The high volumes were mainly due to lending to the Swedish corporate sector and its customers. The volume of committed but undisbursed export credits amounted to Skr 202.4 billion at the end of the period, compared with Skr 180.1 billion at the same point in 2008.

The total volume of outstanding offers for export credits amounted to Skr 72.5 billion at the end of the period, an increase of 165 percent compared with year-end 2008.

Demand for export credits remains very strong. Together with Swedish and international commercial banks acting as arrangers, SEK has financed a significant amount of transactions for the Swedish export industry during the period. Our borrowers are located throughout the world, for example in Chile, Costa Rica, Italy, Mexico, Ukraine, Turkey, Sri Lanka, Mozambique, Russia, the Philippines and Pakistan. SEK is now the single most important provider of Swedish export credits.

SEK Customer Finance, which offers companies solutions for end-customer financing, signed a customer financing agreement with medical technology company Elekta during the period. The agreement means that SEK Customer Finance will provide Elekta with a cost-effective customer financing platform.

SEK is an important financial partner for Ericsson. In June SEK signed a loan agreement for USD 625 million with Ericsson. The loan was largely guaranteed by EKN, the Swedish Export Credits Guarantee Board.

New customer financing (Skr billion)

	Jan-June, 2009		Jan-June, 2008

Lending for exporters	42.4		18.0
Of which Export credits	14.8		12.2
Lending to other corporates	0.7		1.3
Lending to the public sector	11.7	(2)	1.5
Lending to the financial sector	2.8		9.8
Syndicated customer transactions	0.7		0.2
Total	58.3	(1)	30.8

(1) Of which Skr 4.0 billion (1.5) has not yet been disbursed.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placement.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

Long-term loans (Skr billion)

High volumes provide security for Swedish exports

Owing to its highly active funding operations, during the first half of the year, SEK maintained its high volumes of borrowing, which is necessary for SEK to provide Swedish exporters with an optimal offering of attractive financial solutions.

In the first half of this year SEK carried out a total of 333 funding transactions, and the volume of new borrowing amounted to Skr 48.4 billion. Although this was Skr 3.4 billion less than for the same period in 2008, it was still a very high volume in view of the major turmoil and liquidity crisis in the capital markets from autumn 2008 onwards. The volume for the second quarter amounted to Skr 31.9 billion, which was an increase of Skr 9.1 billion on the second quarter of 2008. In view of the pressured market situation, the volumes of borrowing are very high and provide SEK with good opportunities to meet Swedish industry’s need for long-term financing.

SEK’s largest and most important market for borrowing in the first half of the year was the European debt capital market. European debt capital market accounted for 44 percent of SEK’s total new borrowing.

In May SEK issued a EUR 1.25 billion five-year fixed rate public benchmark bond, which is SEK’s largest ever bond in terms of volume. The bond was received very positively and was subscribed by investors from various parts of the world.

This spring SEK was one of only six foreign institutions that were able to issue bonds on the Thai market. During the period SEK successfully issued two bonds totaling Thai baht 4 billion. The two bonds each amounted to 2 billion baht, with maturities of three and five years, respectively.

The high volumes of borrowing also mean that the Skr 100 billion loan facility with which the government provided SEK at the start of 2009 has not yet been used, but instead continues to provide an untapped reserve ready to be utilized if the market situation deteriorates significantly.

New borrowing
Long-term borrowing (Skr billion)

Markets, first half-year 2009

Products, first half-year 2009

Comments to the consolidated financial accounts

Income statement and performance measurement

SEK discloses both operating profit (IFRS) and adjusted operating profit (“Core Earnings”), which excludes from operating profit as calculated under IFRS that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

SEK considers the adjusted operating profit (Core Earnings) to be a supplement to operating profit (IFRS) because Core Earnings reflects the economic effects of SEK’s business, due to the fact that the operating profit (IFRS) requires SEK to mark-to-market positions even though they are economically hedged or SEK has the intention and ability to hold the asset or liability to maturity. Core Earnings does not reflect the mark-to-market valuation effects.

Performance measurement and return on equity

			Restated		Restated
	April-June,	Jan-March,	April-June,	Jan-June,	Jan-June,	Jan-Dec,
(Skr mn)	2009	2009	2008 (a)	2009	2008 (a)	2008
Operating profit (IFRS)	988.2	367.6	299.0	1,355.8	413.3	185.2
Adjustment for change in market valuation according to IFRS (Note 2)	-547.9	110.1	-51.1	-437.8	-32.1	648.7
Adjusted operating profit (Core Earnings)	440.3	477.7	247.9	918.0	381.2	833.9
After-tax return on equity (IFRS)	28.0%	10.4%	18.7%	19.2%	12.9%	2.8%
After-tax return on equity (Core Earnings)	12.1%	13.1%	15.6%	12.6%	12.0%	12.6%

(a)  See Note 1.

Second quarter 2009

For the second quarter SEK reported an operating profit (IFRS) amounting to Skr 988.2 million. For the corresponding quarter of the previous year, operating income (IFRS) amounted to Skr 299.0 million. The increase is primarily attributable to net results from financial transactions. The increase in net results from financial transactions was mainly due to unrealized change in the value of assets and liabilities recorded at fair value. In particular, during the second quarter credit spread changes on assets at fair value primarily contributed to the reported positive result.

The adjusted operating profit (Core Earnings) for the second quarter amounted to Skr 440.3 million (2Q08: Skr 247.9 million), an increase of 78 percent compared to second quarter of the previous year. The increase was mainly attributable to improved net interest income. Net interest revenues increased by Skr 180.0 million or 53 percent compared with the corresponding quarter of 2008. A combination of margin improvement and increased transaction volume contributed to this.

January-June 2009

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 1,355.8 million (1H08: Skr 413.3 million), an increase of 228 percent. The difference between operating profit (IFRS) and adjusted operating profit (Core Earnings) is equal to the adjustment in fair value according to IFRS described below. The increase in operating profit (IFRS) was mainly due to an increase in net interest revenues related primarily to improved margins but also higher outstanding business volume.

Market valuation effects according to IFRS

Market valuation effects included in the calculation of operating profit (IFRS) amounted to Skr 437.8 million (1H08: Skr -32.1 million). Market valuation effects during the first half-year were mainly related to unrealized changes arising from currency related derivatives contracts that exchange USD to EUR, credit spreads changes on assets, liabilities and derivative contracts that are valued including credit spreads and  valuation effects due to the decline in short-term interest rates (mainly EUR rates) over the period.

Adjusted operating profit (Core Earnings)

Core Earnings amounted to Skr 918.0 million (1H08: Skr 381.2 million), an increase of 141 percent. The increase in Core Earnings was mainly related to the increase in net interest revenues of Skr 525.6 million, which related primarily to improved margins but also higher business volumes. It also reflected an increase in realized gains on SEK’s repurchase of its own debt bonds. Impairment losses included in the half-year result equaled Skr 201.5 million and are described in more detail below (1H08: Skr 0.0 million).

Net profit for the period (after tax)

Net profit for the period (after tax) amounted to Skr 996.4 million (1H08: Skr 291.9 million).

Net interest revenues

Net interest revenues totaled Skr 1,090.2 million (1H08: Skr 564.6 million), an increase of 93 percent. The increase was mainly due to increased average margins but also reflected increased volumes, primarily in the credit portfolio.

The average margin on debt-financed assets amounted to 0.57 percent (1H08: 0.36 percent), an increase of 58 percent. The increase in margin was primarily due to SEK’s strong position in the midst of generally turbulent market conditions, particularly because SEK has had access to borrowing in USD. It depends on SEK’s policy diversifying its borrowing on many markets and in many currencies. The result is that SEK has recorded higher margins than before the financial crisis started on the USD-denominated financing that is alternated through derivative contracts to EUR and placed in EUR-denominated assets. The increase in margins is also a result of higher risk premiums on new loans disbursed in 2008 and 2009.

The average volume of debt-financed assets amounted to Skr 314 billion in the first half of the year (1H08: Skr 254 billion), an increase of 24 percent. The increase occurred mainly in the credit portfolio due to increased demand for credits to export companies.The liquidity portfolio also increased slightly in volume.

Net results of financial transactions

The net results of financial transactions totaled Skr 679.8 million (1H08: Skr 17.9 million). The significantly improvement in the net result was due to the effects of changes in value of the translation of assets and liabilities at fair value amounting to Skr 437.8 million (1H08: Skr -32.1 million). Market valuation effects during the first half-year were mainly related to unrealized changes arising from currency related derivative contracts that exchange USD to EUR, credit spreads changes on assets, liabilities and derivative contracts that are valued including credit spreads and valuation effects due to the decline in short-term interest rates (mainly EUR rates) over the period. Furthermore, increased realized gains on the repurchased debt amounted to Skr 219.5 million (1H08: Skr 22.3 million).

Other

Administrative expenses totaled Skr 211.1 million (1H08: Skr 165.0 million). The increase reflects increased costs related to new regulations, expanded business activities and the acquisition of Venantius. Administrative expenses include an accrual for the estimated cost of the employee incentive system of Skr 10.2 million (1H08: Skr 10.2 million). The employee incentive system is based on the developments in the adjusted operating profit(-Core Earnings).

Impairment of financial assets has been recorded in the net amount of Skr 201.5 million (1H08: Skr 0.0 million) during the first half-year. The write-down relates mainly to an additional provision for the Company’s exposures to Glitnir Bank of Skr 70.1 million, an increased provision of Skr 79.0 million related to two CDOs, and provisions of Skr 85.6 million due to deterioration of credit quality that is not linked to a specific counterparty. See Note 3.

Restatement of 2008 results

As previously disclosed, SEK has restated its consolidated and parent company IFRS financial statements for 2008 in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value.  For additional information, see Note 1. This restatement affects the comparative figures for 2008 presented in this interim report, and will affect such figures presented in the nine-month interim report to be released later this year.

For the period January 1 to March 31, 2008, operating profit (IFRS) has been restated from Skr 161.6 million (as reported in the interim report published May 5, 2008) to Skr 114.3 million. For the period January 1 to June 30, 2008, operating profit (IFRS) has been restated from Skr 466.3 million (as reported in the interim report published August 15, 2008) to Skr 413.3 million. For the period January 1 to September 30 2008, operating profit (IFRS) has been restated from Skr 556.8 million (as reported in the interim report published October 31, 2008) to Skr 376.8 million. For the period January 1 to December 31, 2008, operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009).

Balance sheet
Total assets and liquidity
SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to hedged risks. The gross value of certain balance sheet items primarily derivatives and senior securities issued, which effectively hedge each other, require complex judgments regarding what is the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions change, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally be offsetting with little impact on the value of net assets. See Note 6 and 7.

SEK’s total assets totaled Skr 367.4 billion at period-end (Y-e: Skr 370.0 billion), a decrease of 1 percent. The decrease is attributable to the liquidity portfolio and derivatives while the credit portfolio increased (see notes 5 and 7).

The total amount of credits outstanding and credits committed though not yet disbursed was Skr 202.4 billion at period-end (Y-e: Skr 180.1 billion), which was an increase of 12 percent. Of such amount, Skr 179.6 billion (Y-e: Skr 158.7 billion) represented credits outstanding, an increase of 13 percent. Of credits outstanding, Skr 10.5 billion (Y-e: Skr 10.1 billion) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 72.5 billion (Y-e: Skr 27.4 billion) an increase of 165 percent. Of the aggregate amount of outstanding offers Skr 66.0 billion (12/31/2008: Skr 21.2 billion) is related to the S-system. The increase in the volume of outstanding offers is due to attractive CIRR (Commercial Interest Reference Rate) interest rates in the current market situation, and the fact that the demand for export credit has increased in total because of the difficulty for companies to receive funding from Swedish and foreign banks.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposure, 53 percent (Year-end: 59 percent) was against financial institutions and asset-backed securities; 29 percent (Y-e: 25 percent) was against central governments and government export credit agencies; 7 percent (Y-e: 6 percent)

was against local and regional authorities; and 11 percent (Y-e: 10 percent) was against corporates. SEK’s exposures to derivative counterparties are very limited compared with the volume of derivatives shown as assets since most derivatives are subject to collateral agreements.

For additional information, see the table Counterparty Risk Exposures below.

Liabilities and equity
As of June 30, 2009, the aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments were funded through maturity.

Changes in fair value to other comprehensive income

Changes in fair value not reported in the income statement but through other comprehensive income amounted to Skr 498.5 million (1H08: Skr -104.9 million) after tax, of which Skr 499.6 million (1H08: Skr -23.2 million) was related to available-for-sale securities and Skr -1.1 million (1H08: Skr -81.7 million) was related to derivatives in cashflow hedges. The change in fair value of the shares in Swedbank held by SEK (a change of Skr 470.7 million after tax) is included in the changes in fair value in assets-available-for-sale. As of March, 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of such shares in Swedbank AB, which represent approximately 3.3 percent of Swedbank’s total share capital and votes. As of June, 2009, SEK had received a claim from SFAB challenging the agreement. The claim has been rejected by SEK.

Capital Adequacy
The capital adequacy ratio calculated according to Basel-II, Pillar 1, at June 30 2009, was 22.4 percent before taking into account  the effects of certain transitional rules (Y-e: 21.4 percent). After taking into account the effects of the transitional rules the capital adequacy ratio at June 30, 2009 was 18.9 percent (Y-e: 15.5 percent), of which the Tier-1-ratio was 17.4 percent (Y-e: 14.8 percent). Minimum capital requirements in accordance with Basel II, pillar I stipulates that the capital adequacy ratio is not less than eight percent, of which Tier-1-ratio is not less than four percent. For additional information, see the section Capital adequacy and counterparty risk exposures and Note 12 below.

Post-balance sheet events
SEK has decided to take part in Swedbank AB’s new share issue. SEK already owns 25,520,000 shares in Swedbank which represent 3.3 percent of the share capital in Swedbank AB. The decision means that SEK intends to claim it’s pro rata share in the new share issue.

The rating agency Standard & Poor’s has further developed its methodology regarding state owned financial institutions with a certain public role. As a consequence of this Standard & Poor’s has, on July 7, 2009, announced that the rating of SEK (and other institutions which are comprised by the same methodology) will be reconsidered. Until the reconsideration has been finalized the rating is subject to Credit Watch.

Consolidated income statement (unaudited)

	April-June,	Jan-March,	Restated April-June,	Jan-June,	Restated Jan-June,	Jan-Dec,
(Skr mn)	2009	2009	2008 (a)	2009	2008 (a)	2008
Interest revenues	3,032.3	3,354.9	2,916.7	6,387.2	5,800.5	12,964.1
Interest expenses	-2,513.3	-2,783.7	-2,577.7	-5,297.0	-5,235.9	-11,420.8
Net interest revenues	519.0	571.2	339.0	1,090.2	564.6	1,543.3
Commissions earned	0.7	14.3	10.3	15.0	17.9	34.7
Commissions incurred	-5.3	-5.8	-5.8	-11.1	-10.6	-21.7
Net results of financial transactions (Note 2)	582.5	97.3	50.9	679.8	17.9	-456.9
Other operating income	0.0	0.0	0.1	0.0	0.1	0.1
Operating income	1,096.9	677.0	394.5	1,773.9	589.9	1,099.5
Administrative expenses	-105.1	-106.0	-90.5	-211.1	-165.0	-340.3
Depreciations of non-financial assets	-3.1	-3.2	-5.3	-6.3	-11.7	-21.0
Other operating expenses	-0.2	-0.1	-0.1	-0.3	-0.3	-0.7
Recovered credit losses (Note 3)	0.5	0.6	0.4	1.1	0.4	4.7
Impairment of financial assets (Note 3)	-0.8	-200.7	0.0	-201.5	0.0	-557.0
Operating profit	988.2	367.6	299.0	1,355.8	413.3	185.2

Taxes (Note 4)	-262.2	-97.2	-85.8	-359.4	-121.4	-41.3
Net profit for the period (after taxes)	726.0	270.4	213.2	996.4	291.9	143.9

(a) See Note 1.

Consolidated statement of comprehensive income (unaudited)

Skr mn	April - June, 2009	Jan - March, 2009	Restated April - June, 2008 (a)	Jan - June, 2009	Restated Jan - June, 2008 (a)	Jan - Dec, 2008
Profit for the period reported via income statement	726.0	270.4	213.2	996.4	291.9	143.9
Other comprehensive income
Available for sale securities	455.7	222.2	12.7	677.9	-32.2	-63.1
Derivatives in cash flow hedges	-96.0	94.5	-142.1	-1.5	-113.5	339.5
Tax effect	-94.6	-83.3	36.2	-177.9	40.8	-76.7
Total other comprehensive income	265.1	233.4	-93.2	498.5	-104.9	199.7
Total comprehensive income	991.1	503.8	120.0	1494.9	187.0	343.6

(a) See Note 1.

Consolidated balance sheet (unaudited)

(Skr mn)	June 30, 2009	December 31, 2008
ASSETS

Cash in hand	0.0	0.0
Treasuries/government bonds (Note 5, 6)	158.0	1,494.7
Other interest-bearing securities except credits (Note 5, 6)	124,519.0	136,551.4
Credits in the form of interest-bearing securities (Note 5, 6)	80,600.1	63,609.3
Credits to credit institutions (Note 5, 6, 8)	47,289.7	48,399.6
Credits to the public (Note 5, 6, 8)	76,651.3	70,440.2
Derivatives (Note 6, 7)	29,895.3	38,929.1
Shares and participation (Note 6)	1,138.7	—
Property, plant, equipment and intangible assets	137.0	136.5
Other assets	3,321.3	4,341.7
Prepaid expenses and accrued revenues	3,686.2	6,111.7
TOTAL ASSETS (Note 6)	367,396.6	370,014.2

LIABILITIES, PROVISIONS AND EQUITY

Borrowing from credit institutions (Note 6)	8,623.9	3,310.0
Borrowing from the public (Note 6)	—	185.7
Senior securities issued (Note 6)	307,562.9	305,971.8
Derivatives (Note 6, 7)	27,711.3	39,414.6
Other liabilities	4,205.9	1,548.3
Accrued expenses and prepaid revenues	3,360.9	5,443.4
Deferred tax liabilities	549.1	387.1
Provisions	31.6	35.5
Subordinated securities issued (Note 6)	3,461.8	3,323.5
Total liabilities and provisions	355,507.4	359,619.9

Share capital	3,990.0	3,990.0
Reserves	529.7	31.2
Retained earnings	6,373.1	6,229.2
Net profit for the period	996.4	143.9
Total equity	11,889.2	10,394.3
TOTAL LIABILITIES, PROVISIONS AND EQUITY	367,396.6	370,014.2

COLLATERAL PROVIDED
Collateral provided	None	None
Interest-bearing securities
Subject to lending	799.4	425.1

CONTINGENT ASSETS AND LIABILITIES (Note 11)	None	None

COMMITMENTS (Note 11)
Committed undisbursed credits	20,224.4	21,431.0

Consolidated statement of changes in equity (unaudited)

Consolidated group

	Jan - June, 2009
			Reserves
(Skr mn)	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings	Net profit
Opening balance of equity	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income for the period	1,494.9		-1.1	499.6		996.4
Closing balance of equity	11,889.2	3,990.0	160.4	369.3	6,373.1	996.4

Consolidated group

	Restated Jan - June, 2008 (2)
			Reserves
(Skr mn)	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income for the period	187.0		-81.7	-23.2		291.9
Closing balance of equity	4,797.4	990.0	-168.4	-105.0	3,788.9	291.9

Consolidated group

	Jan - Dec, 2008
			Reserves
(Skr mn)	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income for the period	343.6		248.2	-48.5		143.9
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Closing balance of equity	10,394.3	3,990.0	161.5	-130.3	6,229.2	143.9

(1) 2,579,394 A-shares and 1,410,606 B-shares having a par value of Skr 1,000 each, following a capital increase in late 2008. Before the capital increase, the number of A-shares was 640,000 and the number of B-shares was 350,000. The new share capital amounting to Skr 3,000 million was paid to the Company on December 18, 2008. On January 26, 2009 the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue has been registered at the Swedish Companies Registration Office.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

(2) See Note 1.

Consolidated statement of cash flows, summary (unaudited)

(Skr mn)	Jan - June, 2009	Restated Jan - June, 2008 (1)
Net cash used in(-)/provided by (+) operating activities	-9,488.9	-20,996.6
Net cash used in(-)/provided by (+) investing activities	-6.8	-4.1
Net cash used in(-)/provided by (+) financing activities	10,661.0	13,382.1
Net decrease (-)/increase (+) in cash and cash equivalents (2)	1,165.3	-7,618.6

Net decrease(-)/increase (+) in cash and cash equivalents (2)	1,145.3	-7,628.8
Exchange rate difference in cash equivalents	20.0	10.2
Cash and cash equivalents at beginning of the year	23,771.1	10,211.5
Cash and cash equivalents at end of the period	24,936.4	2,592.9

(1) See Note 1.

(2) Cash at banks represents amounts that immediately can be converted into cash. Cash equivalents represents short term, liquid instruments where the amount is known in advance. Cash and cash equivalents is included in the balance sheet in Credits to credit institutions.

Capital adequacy and counterparty risk exposures

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of June 30, 2009 was 22.4 percent (December 31, 2008: 21,4 percent) before taking into account the effects of transitional rules (see Note 12 below). Taking such rules into account, the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2009 was 18.9 percent (December 31, 2008: 15.5 percent). The Tier-1-ratio as of June 30, 2009 was 17.4 percent (December 31, 2008: 14.8 percent). For SEK, the legal, formal capital requirement is expected to decrease continuously, since the new capital adequacy regulations better reflect the low risk in SEK’s credit portfolio. The full effect of the decreased capital requirement will not be reached until year 2010.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 12 in this report and the Risk section of SEK’s Annual Report 2008. The risk situation as a whole is unchanged from the description contained in the Annual Report.

Capital Requirement in Accordance with Pillar I

	Consolidated Group
	June 30, 2009		December 31, 2008
		Required		Required
(Skr mn)	Weighted Claims	Capital	Weighted Claims	Capital
Credit Risk Standardised Method	1,029	82	1,444	116
Credit Risk IRB Method	63,274	5,062	60,507	4,840
Currency Exchange Risks	0	0	0	0
Operational Risk	1,718	137	2,126	170
Total Basel II	66,021	5,281	64,077	5,126

Basel-I Based Additional requirement (1)	12,410	993	24,071	1,926
Total Basel II inkl. Additional Requirement	78,431	6,274	88,148	7,052

Total Basel I	98,038	7,843	97,942	7,835

(1) The item “Basel I Based Additional Requirements” is calculated in accordance with § 5 in law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371).

Capital Base

	Consolidated Group
(Skr mn)	June 30, 2009	December 31, 2008
Primary Capital (Tier-1)	13,602	13,066
Supplementary Capital (Tier-2)	1,192	619
Of which:
Upper Tier-2	178	72
Lower Tier-2	1,014	547
Total Capital Base (2)	14,794	13,685

Adjusted Tier-1 Capital (3)	14,202	13,666
Adjusted Total Capital Base	15,394	14,285

(2) Total Capital Base, including expected loss surplus in accordance with IRB calculation. The Capital Base includes net profit for the period less expected dividend related to the said period.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of SEK’s state provided guarantee, amounting to Skr 600 million, in addition to the legal primary-capital base.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group
	June 30, 2009		December 31, 2008
	Excl. Basel-1	Incl. Basel-1		Incl. Basel-1
	based add.	based add.	Excl. Basel-1 based	based add.
	Requirement	Requirement	add. Requirement	Requirement
Total Capital Adequacy	22.4%	18.9%	21.4%	15.5%
Of which:
Rel. To Tier-1	20.6%	17.4%	20.4%	14.8%
Rel to suppl capital	1.8%	1.5%	1.0%	0.7%
Of which:
Upper Tier-2	0.3%	0.2%	0.1%	0.1%
Lower Tier-2	1.5%	1.3%	0.9%	0.6%
Adjusted total	23.3%	19.6%	23.3%	16.2%
Of which:
Adjusted Tier-1	21.5%	18.1%	21.3%	15.5%

Capital Adequacy Quota (4)	2.80	2.36	2.67	1.94

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty Risk Exposures

(Skr billion)

	Total				Credits & Interest-bearing securitites				Undisbursed credits, Derivatives, etc
Classified by type of	June 30, 2009		December 31, 2008		June 30, 2009		December 31, 2008		June 30, 2009		December 31, 2008
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Belopp	%
Central Governments (1)	66.2	19	43.2	13	51.8	16	32.6	11	14.4	43	10.6	31
Regional governments	23.2	7	21.2	6	22.3	7	19.1	6	0.8	2	2.1	6
Government export credit agencies	36.7	10	41.4	12	33.1	10	33.3	11	3.6	11	8.1	24
Financial institutions	147.5	42	157.5	46	135.1	43	146.4	47	12.5	37	11.1	32
Asset backed securities	39.7	11	43.6	13	39.7	12	43.6	14	0.0	0	0.0	0
Retail (2)	0.1	0	0.1	0	0.1	0	0.1	0	0.0	0	0.0	0
Corporates	40.9	11	35.5	10	38.7	12	33.0	11	2.2	7	2.5	7
Total	354.2	100	342.5	100	320.7	100	308.1	100	33.5	100	34.4	100

(1) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

(2) Retail exposures are as a whole related to exposures of Venantius AB.

The table below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-cover) related to asset-backed securities held and current rating. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor´s or Moody´s at acquisition.

ASSET-BACKED SECURITIES HELD as of June 30, 2009

Net exposures (Skr mn)

									...of which	...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	'AAA'	'AA+'		'AA'		'CCC'
Australia	7,254							7,254	7,254
Austria			127					127	127
Belgium	922							922	922
Denmark							473	473	473
France			488		54			542	542
Germany			1,676	93				1,769	1,769
Ireland	1,479						492	1,971	1,479	492	(2)
Japan			39					39	39
Netherlands	1,638		92				471	2,201	2,109	92	(2)
Portugal	523							523	523
Spain	1,951		322		509		914	3,696	3,358			338	(2)
Sweden				315				315	315
United Kingdom	13,347	1,261						14,608	14,608
United States		542				523	3,969	5,034	4,511					523	(1)
Total	27,113	1,803	2,744	407	563	523	6,319	39,473	38,028	584		338		523

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 214 million for this assets.

(2) All of these assets have the highest-possible rating from at least one of the two rating institutions.

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Recovery and impairment
4	Taxes
5	Credits and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	Past-due credits
9	S-system
10	Segment reporting
11	Contingent liabilities, contingent assets and commitments
12	Capital Adequacy
13	Definitions of the financial highlights

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1 Applied accounting principles (Consolidated Group)

Since January 1, 2007 SEK has applied International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.

This interim report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies. The Parent Company´s accounts are reported on page 28-29. The parent company’s total assets are more than 100 percent of consolidated total assets and parent company equity more than 93 percent of consolidated shareholders’ equity so the information about the Consolidated Group’s notes largely reflects conditions in the Parent Company. The Parent Company´s accounts are prepared in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies.

The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report for 2008 with the following exceptions for the Consolidated Group: Amendments in IAS-1 Presentation of Financial statements has resulted in the inclusion of  the Statement of Comprehensive Income. The statement summarizes the comprehensive income transactions that have been previously reported in statement of changes in equity. The amendment does not impact the figures reported.

SEK has implemented IFRS 8 from January 1, 2009, with no material impact on the financial statements. In accordance with IFRS 8 SEK has the following three business segment: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. Reported revenues for segments other than granting of credits is less than three percent of total revenue, reported results is less than two percent of the total  operating profit and assets is less than one percent of the total assets, and therefore these segments are not separately disclosed. SEK also adopted other required amendments to standards and improvements to IFRS effective January 1, 2009, with no material impact on the financial statements.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit or loss and other liabilities.

In its normal course of business, SEK uses, and is a party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except in connection with hedge accounting. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit and loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedge the risks in these instruments, is valued at fair value through profit and loss. Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classify a credit default swap as a financial guarantee SEK always own the referenced debt and the potential amount is limited to the actual loss incurred by SEK related to its holding of the referenced debt.

With regard to financial assets, the category loans and receivables constitute the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Items in the category loans and receivables are measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives are used to hedge currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized via other comprehensive income.  However, in the case in which one or more derivatives are used to hedge currency, interest rate and/or credit exposures such transactions are classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities issued by SEK and not classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives is used to hedge currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified under “other financial liabilities” and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting to perpetual subordinated debt, hedging of the subordinated debt is recorded for the time period which corresponds to the duration of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operations SEK finds it necessary to use the option provided by IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair-value hedge accounting or cash-flow hedge accounting may be applied.

Fair-value hedge accounting may be applied in the case of transactions in which a derivative is used to hedge a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative may also be used to hedge foreign exchange risk or credit risk. When applying fair-value hedge accounting the amortized cost value of the underlying hedged item is re-measured to reflect the change in fair value attributable to the exposures that has been hedged.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter involves valuing of the hedged item at its full fair value, while when applying fair-value hedge accounting, the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative serves to hedge.

In some instances, cash-flow hedge accounting has been used in SEK’s accounting. When applying cash-flow hedge accounting, the hedged item is measured at amortized costs through profit or loss while fair value changes in the derivative are measured directly via other comprehensive income.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded via other comprehensive income, the accumulated changes are reported as a separate component of reserves.

SEK from time to time reacquires its debt instruments. The book value of reacquired debt is deducted from the corresponding liability on the balance sheet. The difference between the amount paid and the book value when reacquiring SEK´s own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the consolidated group consists of the following items: share capital; reserves, retained earnings and net profit for the period. Retained earnings include a legal reserve and the after-tax portion of untaxed reserves.

The acquisition of Venantius in December 2008 has been recognized using the purchase method of accounting.

Restatement related to 2008
SEK has restated its consolidated IFRS financial statements relating to the Consolidated Group and Parent Company for interim periods of 2008 in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value.  For the period January 1 to March 31 2008, operating profit (IFRS) has been restated from Skr 161.6 million (as reported in the interim report published May 5, 2008) to Skr 114.3 million. For the period January 1 to June 30 2008, operating profit (IFRS) has been restated from Skr 466.3 million (as reported in the interim report published August 15, 2008) to Skr 413.3 million. For the period January 1 to September 30 2008, operating profit (IFRS) has been restated from Skr 556.8 million (as reported in the interim report published October 31, 2008) to Skr 376.8 million. For the period January 1 to December 31, 2008, operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009). See also Note 1 in the Annual Report for 2008.

Note 2 Net result of financial transactions (Consolidated Group)

(Skr mn)	April-June, 2009	Jan - March, 2009	Restated April-June, 2008 (1)	Jan-June, 2009	Restated Jan-June, 2008 (1)	Jan-Dec, 2008
Net result of financial transactions was related to:
Realized and unrealized results related to held-for-trading securities (2)	n.a	n.a	-6.4	n.a	-35.9	-35.9
Currency exchange effects	5.7	16.8	-0.3	22.5	-0.6	140.4
Total net result of financial transactions before results of repurchased debt, etc., and certain fair value changes	5.7	16.8	-6.7	22.5	-36.5	104.5

Realized results of repurchased debt, etc.	28.9	190.6	6.5	219.5	22.3	87.3
Total net result of financial transactions after results of repurchased debt, etc., but before certain fair value changes	34.6	207.4	-0.2	242.0	-14.2	191.8

Changes in fair value related to financial assets, financial liabilities and related derivatives except securities in trading portfolio	547.9	-110.1	51.1	437.8	32.1	-648.7
Total net result of financial transactions	582.5	97.3	50.9	679.8	17.9	-456.9

(1)See Note 1.

(2) Reclassification has been made of held-for-trading securities earlier accounted for at fair value to the categories loans and receivables in 2008.

Note 3 Recovery and impairment (Consolidated Group)

	April-June,	Jan - March,	April-June,	Jan-June,	Jan-June,	Jan-Dec,
(Skr mn)	2009	2009	2008	2009	2008	2008
Recovery of impaired receivable	0.5	0.6	—	1.1	—	4.7
Total recovery	0.5	0.6	—	1.1	—	4.7

Balance brought forward	-757.7	-557.0	—	-557	—	—
Write-down of impaired financial assets (1), (2), (3)	-53.3	-231.3	—	-284.6	—	-561.8
Reversal of previous write-downs	79.6	35.1	—	114.7	—	5.4
Loan losses	-27.1	-4.5	—	-31.6	—	-0.6
Net write-down of impaired financial assets	-0.8	-200.7	—	-201.5	—	-557.0
Balance carried forward	-758.5	-757.7	—	-758.5	—	-557.0

(1) Of which an impairment of Skr 70.1 million has been recorded for the period with regard to an exposure against Glitnir Bank, increasing the total of such impairment to Skr 459.1 million (12/ 31/2008: Skr 389.0 million). The asset has a book value before write-down of Skr 524.7 million (12/31/2008: Skr 518.6 million). Based on uncertainty of how the Icelandic Government will deal with foreign creditors and uncertainty of the financial position of Glitnir Bank, the Company recorded an additional write-down of the value of the asset by an additional 12.5 percent in the half-year of 2009.

(2) Of which an impairment of Skr 79.0 million has been recorded for the period regarding two CDOs, increasing the total of such impairment to Skr 214.0 million (12/ 31/2008: Skr 135.0 million). SEK has investments in two CDOs (first-priority-tranches) with end-exposure to the U.S. market. The rating of the CDOs has been downgraded severely during 2008. The assets had a book value before the impairment of Skr 737.7 million (12/ 31/2008: Skr 750.8 million). Based on information presently known, SEK makes the assessment that the assets would not generate sufficient cash flow to cover the Company’s claim.

(3) Of which a provision for bad debts was recorded as of March 31, 2009 for a total of Skr 85.6 million (12/31/2008: Skr 0.0 million).The provision for bad debts is not linked to a specific counterparty but relates to deterioration in credit quality related to credits not included in the individual reserves.

Note 4 Taxes (Consolidated Group)

The tax rate is based on estimated tax rate for the full year.

Note 5 Credits and liquidity (Consolidated Group)

SEK considers credits in the form of interest-bearing securities as a part of SEK’s total credits. However, deposits with banks and states, cash and repos are not a part of total credits, although they are recorded in the items credits to credit institutions and credits to the public. Thus, SEK’s total credits and liquidity are calculated as follows:

(Skr mn)	June 30, 2009	December 31, 2008
Credits:
Credits in the form of interest-bearing securities	80,600.1	63,609.3
Credits to credit institutions	47,289.7	48,399.6
Credits to the public	76,651.3	70,440.2
Less:
Deposits, nostro and repos	-24,936.4	-23,771.1
Total credits	179,604.7	158,678.0

Liquidity:
Treasuries/Government bonds	158.0	1,494.7
Other interest-bearing securities except credits	124,519.0	136,551.4
Deposits, nostro and repos	24,936.4	23,771.1
Total liquidity	149,613.4	161,817.2

Note 6 Classification of financial assets and liabilities (Consolidated Group)

Financial assets by accounting category:

	June 30, 2009
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (1), (2)	Derivatives used for economic hedges (6)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale (3), (4)	Loans and receivables (5)
Treasuries/government bonds	158.0						158.0
Other interest-bearing securities except credits	124,519.0			7,954.7		108.4	116,455.9
Credits in the form of interest-bearing securities	80,600.1			2,578.8			78,021.3
Credits to credit institutions	47,289.7						47,289.7
Credits to the public	76,651.3						76,651.3
Shares and participation	1,138.7					1,138.7
Derivatives	29,895.3		21,124.3		8,771.0
Total financial assets	360,252.1	0.0	21,124.3	10,533.5	8,771.0	1,247.1	318,576.2

(1) Reclassification has been made of the fair value of assets previously accounted for as held-for-trading securities to the category loans- and receivables. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding positive earnings effect of Skr 178.5 million for the period January 1 to June 30, 2009.

	June 30, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	5,631.3	5,568.8	5,553.7	7,486.5	7,342.1

(2) The weighted effective rate for these assets amounts 3.9 percent.

(3) Reclassification has been made of assets earlier accounted as available-for-sale to the category loans and receivables. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes to other comprehensive income by avoiding positive effect of Skr 203.7 million for the period January 1 to June 30, 2009.

	June 30, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,167.2	7,194.4	6,997.1	8,238.3	7,873.3
Credits in the form of interest-bearing securities	4,446.6	4,305.5	4,443.0	4,755.1	4,539.2
Total	11,613.8	11,499.9	11,440.1	12,993.4	12,412.5

(4) The weighted average effective rate for these assets amounts 5.3 percent.

(5) Of loans and receivables approximately 11 percent are subject to fair-value hedge accounting and 3 percent are subject to cash-flow hedge accounting.

(6) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	June 30, 2009
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (8)	Desig. upon initial recognition (FVO) (8)	Derivatives used for hedge accounting	Other Financial liabilities (7)
Borrowing from credit institutions	8,623.9					8,623.9
Senior securities issued	307,562.9			141,248.1		166,314.8
Derivatives	27,711.3		24,216.4		3,494.9
Subordinated securities issued	3,461.8					3,461.8
Total financial liabilities	347,359.9	0.0	24,216.4	141,248.1	3,494.9	178,400.5

(7) Of other financial liabilities approximately 68 percent are subject to fair value hedge accounting.

(8) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial assets by accounting category:

	December 31, 2008
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (9), (10)	Derivatives used for economic hedges (14)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for Sale (11), (12)	Loans and receivables (13)
Treasuries/government bonds	1,494.7						1,494.7
Other interest-bearing securities except credits	136,551.4			7,757.8			128,793.6
Credits in the form of interest-bearing securities	63,609.3			3,432.1			60,177.2
Credits to credit institutions	48,399.6						48,399.6
Credits to the public	70,440.2						70,440.2
Derivatives	38,929.1		27,705.7		11,223.4
Total financial assets	359,424.3	0.0	27,705.7	11,190.0	11,223.4	0.0	309,305.2

(9) Reclassification has been made of the fair value of assets previously accounted for as held-for-trading securities to the category loans- and receivables. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding negative earnings effect of Skr 27.8 million. The value changes in held-for-trading securities have affected the result negative with Skr 36.2 million for the period January 1 to June 30, 2008.

	December 31, 2008			July 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,501.3	7,486.5	7,342.1	7,351.9	7,351.9

(10) The weighted average effective rate for these assets amounts to 3.9 percent.

(11) Reclassification has been made of assets earlier accounted as available-for-sale to the category loans- and receivables. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes to other comprehensive income by avoiding negative effect to equity of Skr 321.1 million during 2008. For the period January 1 to September 30 2008 other comprehensive income has been negatively affected by changes in fair value in these assets amounting to Skr 84.2 million.

	December 31, 2008			October 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	8,232.9	8,238.3	7,873.3	7,231.5	7,231.5
Credits in the form of interest-bearing securities	4,756.9	4,755.1	4,539.2	4,116.2	4,116.2
Total	12,989.8	12,993.4	12,412.5	11,347.7	11,347.7

(12) The weighted average effective rate for these assets amounts to 5.3 percent.

(13) Of loans and receivables approximately 11 percent are subject to fair-value hedge accounting and 1.5 percent is subject to cash-flow hedge accounting.

(14) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	December 31, 2008
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (16)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Other Financial liabilities (15)
Borrowing from credit institutions	3,310.0					3,310.0
Borrowing from the public	185.7					185.7
Senior securities issued	305,971.8			156,221.9		149,749.9
Derivatives	39,414.6		35,152.4		4,262.2
Subordinated securities issued	3,323.5					3,323.5
Total financial liabilities	352,205.6	0.0	35,152.4	156,221.9	4,262.2	156,569.1

(15) Of other financial liabilities approximately 71 percent are subject to fair-value hedge accounting.

(16) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

The change in fair value for the period January 1 to June 30, 2009, that was attributable to change in credit risk related to liabilities has affected operating profit positively by Skr 42.2 million (2Q08: Skr 0.0 million) while the change in fair value related to derivatives has affected operating profit negatively by Skr -6.9 million (2Q08: Skr 0.0 million).

During the six-month period repayments of long-term debt, including foreign exchange effects, have been made with approximately Skr 82.9 billion, and own debt repurchased amounted to approximately Skr 7.4 billion.

As of March 8, 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. As of June 16, 2009, SEK received a claim from SFAB challenging the agreement. The claim has been rejected by SEK.

Note 7 Derivatives (Consolidated Group)

	June 30, 2009			December 31, 2008
(Skr mn)	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Derivative instruments by categories:
Currency related contracts	11,374.8	8,904.1	273,048.3	15,580.5	11,902.5	300,674.7
Interest rate related contracts	14,937.4	4,876.4	219,674.2	19,831.6	8,515.9	202,557.2
Equity related contracts	2,829.2	11,523.5	63,860.7	2,568.0	17,158.5	77,505.1
Contracts related to commodities, credit risk, etc.	753.9	2,407.3	42,753.2	949.0	1,837.7	37,697.5
Total derivatives	29,895.3	27,711.3	599,336.4	38,929.1	39,414.6	618,434.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available valuation models are used. SEK use models to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for these liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposure. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Exposures below for information regarding amounts of risk exposures related to derivatives, etc.

Note 8 Past-due credits (Consolidated Group)

SEK reports credits with principal or interest that is more than 90 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 2.9 million on 30 June, 2009 (12/31/2008:  Skr 0.2 million). The principal amount not past due on such credits was Skr 108.5 million on June 30, 2009 (12/31/2008: Skr 4.0 million). All past-due credits are secured with sufficient guarantees. For information regarding impairment of financial assets see Note 3. None of the impaired assets represents past-due credits included in the figures above on the respective balance sheet dates.

Note 9 S-system (Consolidated Group)

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the Annual Report for 2008. The remuneration from the S-system to SEK in accordance with the agreement, amounted to Skr 12.8 million for the period (2Q08: Skr 10.2 million), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system

	Jan - June,	Jan-June,	Jan - Dec,
(Skr mn)	2009	2008	2008
Interest revenues	244.2	274.9	500.5
Interest expenses	-237.6	-190.9	-409.5
Net interest revenues	6.6	84.0	91.0
Remuneration to SEK	-12.8	-10.2	-22.4
Foreign exchange effects	1.3	0.9	0.3
Reimbursement from (to) the State	4.9	-74.7	-68.9
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets)

(Skr mn)	June 30, 2009	December 31, 2008
Credits	10,485.0	10,105.7
Derivatives	92.8	18.2
Other assets	204.7	248.1
Total assets	10,782.5	10,372.0

Liabilities	10,100.3	9,081.5
Derivatives	682.2	1,290.5
Equity	—	—
Total liabilities and equity	10,782.5	10,372.0

Note 10 Segment Reporting (Consolidated Group)

In accordance with IFRS 8 SEK has the following three business segment: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. Reported revenues for segments other than granting of credits is less than three percent of total revenue, reported results is less than two percent of the total operating profit and assets is less than one percent of the total assets, and therefore these segments are not separately disclosed.

Note 11 Contingent liabilities, contingent assets and commitments (Consolidated Group)

Contingent liabilities and commitments are reported in connection with the balance sheet. There are no contingent liabilities outstanding. Commitments comprise committed undisbursed credits. Such committed undisbursed credits represent credit offers that have been accepted by the customer but not yet disbursed. Of total amount of committed undisbursed credits Skr 20,224.4 million (12/ 31/2008: Skr 21,431.0 million), committed undisbursed credits under the S-system represent Skr 11,558.9 million (12/ 31/2008: Skr 11,459.4 million). Such commitments sometimes include a fixed rate option, the cost of which always is reimbursed by the State in accordance with agreement with the State. See Note 9.

Following the parent company in the Lehman Brothers group, Lehman Brothers Holdings Inc.’s request for bankruptcy protection on September 15 2008, SEK replaced most of the outstanding derivative contracts the company had entered into with three different Lehman Brothers entities. According to the terms of the contracts, SEK has prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008. SEK has assessed that due to off-setting, the company will not suffer any material costs relating to bankruptcy of Lehman Brothers. The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK policy to be held without credit default swap coverage. As a result SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to replacement of these financial guarantees which has been accounted for as contingent assets. SEK’s claims against Lehman associated with these financial guarantees are approximately Skr 1.5 billion which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process an assessment has been made that the virtual certainty of collection threshold has not yet been met. SEK will continue to assess this situation and await the outcome of Lehman Brothers bankruptcy proceedings.

Note 12 Capital adequacy (Consolidated Group)

New capital adequacy rules — Basel II

In 2007 new capital adequacy regulations, Basel II, were implemented in Sweden. The regulations are based on the so-called Basel framework which has been implemented throughout the entire EU. Under Basel II capital requirement relates, to a higher degree than previously, to risks. The Swedish legislature has chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than the capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007-2009, SEK must make parallel calculations of its capital requirement based on the old, less risk-sensitive, rules. In case the capital requirement calculated under the old rules - however, reduced to 80 percent in 2009, - exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period.

Capital requirement and capital base

SEK believes that it has a good margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculate according to Basel II, Pillar 1, as of June 30, 2009 was 22.4 percent (21.4 percent as of December 31, 2008) before taking into account the transitional rules. After taking into account the transitional rules, the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2009 was 18.9 percent (15.5 percent as of December 31, 2008), while the Tier-1-ratio was 17.4 percent (14.8 percent as of December 31, 2008).

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflect a technically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss the surplus is added to the capital base. For SEK, as of June 30, 2009, the impairments exceeded the expected loss by Skr 178.8 million. The entire amount increases the supplementary capital.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-approach. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. For exposures in Venantius AB SEK has been granted an exemption from the IRB-approach from the Swedish Financial Supervisory Authority.

Operational risks

The regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the prior three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues

Parent Company income statement (unaudited)

(Skr mn)	Jan-June, 2009	Restated Jan-June, 2008 (a)	Jan-Dec, 2008
Interest revenues	6,332.4	5,801.8	12,961.7
Interest expenses	-5,287.0	-5,236.3	-11,421.2

Net interest revenues	1,045.4	565.5	1,540.5

Dividend from subsidiary (b)	1,820.3	0.0	0.0
Commissions earned	7.2	2.9	7.8
Commissions incurred	-10.1	-9.1	-18.5
Net results of financial transactions	679.7	18.0	-456.8
Other operating income	-0.1	0.8	6.7

Operating income	3,542.4	578.1	1,079.7

Administrative expenses	-188.1	-152.6	-319.2
Depreciations of non-financial assets	-4.5	-10.3	-17.9
Other operating expenses	0.1	0.0	0.0
Recovered credit losses	0.0	0.4	4.5
Impairment of financial assets	-228.4	0.0	-561.8
Impairment of shares in subsidiary (b)	-1,817.7	0.0	0.0

Operating profit	1,303.8	415.6	185.3

Changes in untaxed reserves	0.0	0.0	138.7

Taxes	-347.7	-121.7	-100.9
Net profit for the period (after taxes)	956.1	293.9	223.1

(a) See Note 1.

(b) Dividends have been made from Venantius AB with Skr 1,817.7 million in May 2009 and at the same time impairment of the value of the shares in Venantius AB has been made with the same amount.

Parent Company balance sheet (unaudited)

(Skr mn)	June 30, 2009	December 31, 2008
ASSETS

Cash in hand	0.0	0.0
Treasuries/government bonds	158.0	1,494.7
Other interest-bearing securities except credits	122,519.0	136,551.4
Credits in the form of interest-bearing securities	82,617.3	63,609.3
Credits to credit institutions	46,752.3	46,519.1
Credits to the public	76,511.9	69,906.5
Derivatives	29,895.3	38,929.1
Shares and participation	1,138.7	—
Shares in subsidiaries	744.0	2,561.6
Property, plant, equipment and intangible assets	21.0	22.1
Other assets	3,387.4	4,397.4
Prepaid expenses and accrued revenues	3,678.2	6,073.6
TOTAL ASSETS	367,423.1	370,064.8

LIABILITIES, PROVISIONS AND EQUITY

Borrowing from credit institutions	8,633.8	3,320.0
Borrowing from the public	3.0	188.6
Senior securities issued	307,562.9	305,971.8
Derivatives	27,711.3	39,414.6
Other liabilities	4,259.9	1,597.2
Accrued expenses and prepaid revenues	3,357.4	5,439.6
Deferred tax liabilities	225.3	57.7
Provisions	14.8	13.5
Subordinated securities issued	3,461.8	3,323.5
Total liabilities and provisions	355,230.2	359,326.5

Untaxed reserves	1,135.2	1,135.2

Share capital	3,990.0	3,990.0
Legal reserve	198.0	198.0
Reserves	529.7	31.2
Retained earnings	5,383.9	5,160.8
Net profit for the period	956.1	223.1
Total equity	11,057.7	9,603.1
TOTAL LIABILITIES, PROVISIONS AND EQUITY	367,423.1	370,064.8

COLLATERAL PROVIDED
Collateral provided	None	None
Interest-bearing securities
Subject to lending	799.4	425.1

CONTINGENT ASSETS AND LIABILITIES	None	None

COMMITMENTS
Committed undisbursed credits	20,224.4	21,431.0

The Board of Directors and the President confirm that the Interim Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, August 31, 2009

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Director of the Board

Helena Levander Director of the Board	Bo Netz Director of the Board	Jan Roxendal Director of the Board

Risto Silander Director of the Board	Eva Walder Director of the Board

Peter Yngwe President

Supplemental Information

Definitions of the financial highlights (Consolidated Group)

(1) Operating profit (IFRS), i.e. profit including fair value changes according to IFRS but excluding tax.

(2)  Return on equity, i.e. operating profit, before and after taxes, adjusted for 13/365-pieces of new equity amounting to Skr 5,440 million received as a capital injection on December 18, 2008, expressed as a percentage of the opening balance of equity. The standard tax rate is 26.3 percent for 2009 and 28 percent for previous years. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3) Adjusted operating profit (Core Earnings), i.e. profit excluding unrealized fair value changes according to IFRS and excluding tax. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities, financial liabilities, and to derivatives related to these assets (see Note 2).

(4) Total customer financial transactions include new credits accepted and syndicated customer transactions. Offers accepted refer to all credits accepted, regardless of maturities.

(5) Amounts of credits include all credits, i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. SEK considers that these amounts reflect SEK’s actual real credit/lending volumes. Comments on lending volumes in this interim report therefore concern amounts based on this definition. See also Note 5 regarding credits outstanding.

(6) New borrowing with maturities exceeding one year.

(7) Translated on June 30, 2009, exchange rate of Skr 7.6875 per USD. New borrowings are translated at current exchange rates.

(8) Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion is not regulatory approved) expressed as a percentage of risk-weighted claims. The capital base for June 30, 2008, is not restated taking into account retroactive adjustments since these are not deemed to have a material impact. See Note 1.

(9) Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (2006:1372) on implementation of the law on capital adequacy and large exposures (2006:1371). The capital base for June 30, 2008, is not restated taking into account retroactive adjustments since these are not deemed to have a material impact. See Note 1.